UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Tenax Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88032L605

(CUSIP Number)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 88032L605

1.	Names of Reporting Persons. Stonepine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 372,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 372,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 88032L605

1.	Names of Reporting Persons. Stonepine Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 372,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 372,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 88032L605
1.	Names of Reporting Persons. Stonepine GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 372,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 372,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 88032L605

1.	Names of Reporting Persons. Jon M. Plexico

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 372,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 372,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 88032L605
1.	Names of Reporting Persons. Timothy P. Lynch

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 372,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 372,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 88032L605

Item 1.

(a)	Name of Issuer Tenax Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 101 Glen Lennox Drive, Suite 300, Chapel Hill, NC 27517

Item 2.

(a)	The names of the persons filing this statement are:

Stonepine Capital Management, LLC, a Delaware limited liability company (“Stonepine”)

Stonepine Capital, L.P., a Delaware limited partnership (the “Partnership”)

Stonepine GP, LLC, a Delaware limited liability company (the “General Partner”)

Jon M. Plexico

Timothy P. Lynch (collectively, the “Filers”)

Stonepine and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. Plexico and Mr. Lynch are the control persons of Stonepine and the General Partner. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at

919 NW Bond Street, Suite 204

Bend, OR 97703

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s Common Stock, $0.0001 par value per share (the “Stock”).

(e)	The CUSIP number of the Issuer is: 88032L605
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CUSIP No. 88032L605
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). As to Stonepine and the General Partner.

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). As to Mr. Plexico and Mr. Lynch.

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

The shares of Common Stock beneficially owned by the Filers reported in this Schedule 13G consist of (1) 50,000 shares of Common Stock, (2) Prefunded Warrants to acquire 950,000 shares of Common Stock, and (3) Warrants to acquire 500,000 shares of Common Stock. The Prefunded Warrants and the Warrants are each subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 3,408,906 shares of Common Stock outstanding as of August 10, 2024, as reported in the Form 10-Q filed by the Issuer on August 13, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Partnership holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification of Stonepine, the General Partner, Mr. Plexico and Mr. Lynch

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of the Partnership

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 88032L605

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024

STONEPINE CAPITAL MANAGEMENT, LLC By: /s/ Jon M. Plexico Jon M. Plexico Managing Member
STONEPINE CAPITAL, L.P. By: Stonepine GP, LLC, General Partner By: /s/ Jon M. Plexico Jon M. Plexico Managing Member
STONEPINE GP, LLC By: /s/ Jon M. Plexico Jon M. Plexico Managing Member
/s/ Jon M. Plexico Jon M. Plexico
/s/ Timothy P. Lynch Y Timothy P. Lynch

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CUSIP No. 88032L605

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Stonepine Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 19, 2024

STONEPINE CAPITAL MANAGEMENT, LLC By: /s/ Timothy P. Lynhc Timothy P. Lynch Managing Member
STONEPINE CAPITAL, L.P. By: Stonepine GP, LLC, General Partner By: /s/ Timothy P. Lynch Timothy P. Lynch Managing Member
STONEPINE GP, LLC By: /s/ Timothy P. Lynch Timothy P. Lynch Managing Member
/s/ Jon M. Plexico Jon M. Plexico
/s/ Timothy P. Lynch Timothy P. Lynch

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